SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 04/03 - November 06,2003

COPEL's market grows 0.8%

COPEL’s total market, including free costumers, grew 0.8% from January to September 2003 in relation to the same period in the previous year.

The residential and commercial segments grew 1.8% and 4.9% respectively, while the industrial segment, in COPEL's concession area, registered a 5.0% decrease. Such decrease is explained by the lower economic activity in the last months, in addition to the loss of some industrial clients who became free costumers.

Direct Distribution

Segment			In GWh

	Jan Sept 2003	Jan Sept 2002	Change
Residential	3,287	3,229	1.8%
Industrial	5,386	5,669	-5.0%
Commercial	2,128	2,028	4.9%
Rural	935	911	2.6%
Free costumers (industrial clients) outside Paraná State	991	815	21.6%
Others	1,259	1,228	2.5%

Total	13,986	13,880	0.8%

COPEL wins an international award

COPEL was awarded as “The Best Energy Services/Electricity Company in Latin America” by the American magazine Global Finance. This is the third time that COPEL receives this award from Global Finance in the 6 years since the creation of the award.

New Regulatory Framework of the Brazilian Electric Power Sector

Attached to this informative, we disclosed the contribuitions towards the definition of a new model for the New Regulatory Framework of the Brazilian Electric Power Sector prepared by COPEL, CEMIG, CELG, CEB, CELESC and CEEE.

For further information, please contact Ricardo Portugal Alves
Ph: 55 41 222 - 2027
E-mail: ricardo.portugal@copel.com

Take a look at our site:www.copel.com

Sincerely,

Ronald Thadeu Ravedutti
Finance and Investor Relations Officer

CONTRIBUTIONS TOWARDS THE
DEFINITION OF A NEW MODEL FOR THE
BRAZILIAN ELECTRIC POWER SECTOR:

A Point of View of Power Utilities
controlled by State Governments

Executive Summary

Contents

Executive Summary

Contributions towards the Definition of a New Model for the Brazilian Electric Power Sector - a Point of View of Power Utilities controlled by State Governments

1 Self-Supply

2 Vertical Integration

3 Access to Credit

4 Low-Income Consumers

5 Universal Access

6 Determinative Planning

7 Parcel A - Emergency Problems

8 Bids for Lapsed Concessions

9 Regulatory Risk

10 Pool Pricing Mechanism for "Old" Capacity

EXECUTIVE SUMMARY

CONTRIBUTIONS TOWARDS THE DEFINITION OF A NEW MODEL FOR
THE BRAZILIAN ELECTRIC POWER SECTOR

A Point of View of Power Utilities controlled by State Governments

In addition to supplying their markets with electricity, the state-owned power utilities (that is to say, those whose majority shareholders are state governments) have played an active role in the economic and social development of their service areas and are important vectors for the implementation of public interest policies.

Besides ensuring that the above attributes are complied with, these companies believe that the new model for the electric-power sector should correct the distortions apparent in the current model while retaining its positive points; allow for the expansion of energy supply with reduced risks and costs for sector agents and society as a whole; provide a stable regulatory framework; and ensure universal coverage at affordable tariffs.

It is important to emphasize that the recovery of the financial health of these power utilities demands urgent and indispensable attention, given the differentiated treatment to which they were subjected in the past. Not only was their access to credit limited, but they were also forced to put up with substantial service-cost increases between tariff readjustments.

It is vital to create legal conditions so that they are treated in the same way as their private-sector counterparts, including such aspects as access to new-project financing, capitalization and more flexible management conditions.

The ten topics listed below summarize the signatories' main suggestions regarding the Proposed Institutional Model for the Electric Power Sector put forward by the Ministry of Mines and Energy (MME).

1 - SELF-SUPPLY

The current model is based on market competition, prioritizing free bargaining between the agents. Considering that the new model recommends competition only the generation - concession bidding phase - and prioritizes the supply of captive consumers, using power from the public-service generating plants, any restrictions on self-supply have become unnecessary. We would therefore suggest that the MME's proposal be altered so as to allow distributors to use all their existing own generation output to supply their captive market. We should emphasize, however, that we are not suggesting that these companies cease to participate in the Pool, but that they do so by buying eventual deficits and selling their surplus output.

2 - VERTICAL INTEGRATION

Vertical integration reduces administrative, fiscal and information-technology costs, among others, with a consequent impact on consumer tariffs. The maintenance of separate accounting for the generation, transmission and distribution/sales businesses is sufficient in itself for the regulatory agency to recognize these companies in a non-discriminatory manner and treat them as it would "pure" generators, transmission companies and distributors, despite their being vertically integrated.

The vertical-integration proposal should not be confused with the suggestion regarding self-supply. Each of these issues should be discussed separately. Just as a company can maintain separate generation and distribution subsidiaries and practice self-supply, so can a vertically-integrated one participate fully in the Pool under the conditions recommended in the previous topic.

We therefore propose that those companies that wish to do so can opt for vertical integration, at the same time maintaining separate accounting for each activity, the resulting accounts to be audited by independent auditors.

3 - ACCESS TO CREDIT

State-owned companies can be important agents for the development of the power sector, making an effective contribution to its expansion, with competitive costs and rates of return, compatible with the country's needs.

All sector agents should have equal access to credit, the state-owned utilities being allowed to invest in their activities on an equal footing with their private-sector counterparts. We therefore propose (i) the suspension of CMN (National Monetary Council) Resolutions 2827 and 2515, which deal with capital raising by state-owned companies (both in Brazil and abroad) for investment,and (ii) the opening of new lines of credit by BNDES (National Bank for Economic and Social Development). We also believe mechanisms should be created to remove the existing legal restrictions which limit the access of stateowned companies to credit by forcing financing contracts to contain arbitrage mechanisms, as in, for example, the Emergency and Exceptional Support Program for Electric Power Distributors (Executive Measure - MPV - 127/2003).

4 - LOW-INCOME CONSUMERS

As a means of improving the low-income Program criteria and preventing the parties involved - power distributors and low-income consumers - from being penalized in the immediate future, we propose that the following issues be resolved:

  definition of the source of funding to be used as of 2004;

  unification of the criteria for determining which low-income consumers should qualify;

  indemnification for all costs incurred while changing the above criteria;

  that the MME include in the tax reforms currently being debated in Congress a proposal that low-income residential consumers be subject to the lowest ICMS tax rate;

  that the tariff subsidy or discount granted to nocturnal agricultural consumers (a rural consumer sub-category) who use power for irrigation be applied to small and very small farms only and limited to 100kVA with an efficiency ratio of 2kVA per hectare;

  that the MME include a proposal in the tax reforms currently being debated in Congress that energy sold to the consumers mentioned in the previous item should be subject to the same ICMS tax rate as that applied to staple foodstuffs.

5 - UNIVERSAL ACCESS

Universal access should be regarded as an instrument of social inclusion and the resources allotted to it should be routed exclusively to providing low income rural and urban consumers with secondary one-phase power connections.

ANEEL (the power sector regulatory body) should issue a specific regulation establishing what amount of resources is the responsibility of the concessionaires and what amount will be repaid to them from funds levied by the CDE (Economic Development Account).

The exclusion of consumers who can pay for their access does justice to those sections of the population with the lowest spending power and also frees funds for the concessionaires, enabling them to meet the terms agreed upon with ANEEL for connecting all homes currently excluded.

6 - DETERMINATIVE PLANNING

a) Importance of Public Hearings:

In order for public hearings to play their allotted role, it is vital that the planning process be absolutely transparent, with ample, immediate and continuous disclosure of the assumptions, methodologies, models and data utilized by the FEPE (Energy Studies and Planning Foundation) to draw up its demand studies and energy suplly sources.

The participation of power-sector agents in the FEPE's studies should be stepped up at all stages. At the same time, the creation of permanent study groups on sector planning in universities and research institutes with branches in all the Brazilian states should be encouraged. This is in order to ensure a critical mass of knowledge capable of analyzing and contesting the proposed planning and, if necessary, proposing changes. After the public hearings, therefore, the plans, previously only indicative, should become determinative.

b) Constitution of the FEPE:

Sector agents will participate in the planning studies via technical groups coordinated by the FEPE. The agents' involvement in all stages of the process, including the governance of the Foundation itself, is required in order to ensure equal access to information, as well as to make available their knowledge of the specific characteristics of each regional market. This should improve effectiveness and result in greater operating synergies throughout the process.

Due to certain legal considerations (fiscal and operational), the FEPE should be set up in the form of a non-profit-making organization, along the lines of the ONS (National System Operator). Under no circumstances should Eletrobrás be permitted to coordinate the planning studies or undertake any other of the FEPE's functions, due to conflict of interests (Article 173 of the Federal Constitution).

7 -PARCEL A- EMERGENCY PROBLEMS

The neutrality of "Parcel A", a basic assumption for the financial equilibrium of the power distributors, has not been respected for a series of reasons, such as the following:

  some non-manageable cost components are not considered when calculating Parcel A;

  the inclusion of sums relative to the CVA (Parcel A Variation Compensation) in the calculation of electricity tariffs has been postponed; and

  the absence of procedures and/or mechanisms to systematically offset the pernicious effects of increases in non-manageable costs, such as sector charges and the cost of energy from Itaipu.

We would therefore suggest the adoption of the following emergency measures:

a) Ratification of the Energy Purchase and Sale Contracts:

There are no clear rules regarding the process of contract ratification with ANEEL. The adoption of mechanisms such as Technical Notes 023/2003SEM/ANEEL and 081/2003-SFF/ANEEL had retroactive (and therefore illegal) effects.

We believe these criteria should be revised by applying the rules prevailing when the contracts were signed.

b) CVA:

The following items should be included in the CVA:

  energy-purchase expenses;

  new-connection charges;

  expenses from basic network usage, including those arising from tariff alterations and the use of the transmission and distribution systems.

c) Inclusion of Non-Manageable Costs in Parcel A:

All non-manageable cost items not yet considered in the calculation of Parcel A should be included, such as:

  contributions to the CDE;

  System Service Charge;

  expenses from the MAE (Wholesale Electricity Market);

  PIS/Pasep, Cofins and CPMF taxes.

8 - BIDS FOR LAPSED CONCESSIONS

The signatories of this document are very concerned about lapsed concessions being put out to tender, for the following reasons:

  it affects the market value of the concessionaires, causing them huge losses;

  it introduces unequal treatment in comparison with those plants whose concessions have been recently extended;

  it leads to the deterioration of assets by discouraging investments in maintenance and upgrading;

  it may bring about a possible deterioration in the plants' operational capabilities, thus threatening service continuity and the Brazilian power system's operational reliability;

  there is no guarantee that those plants currently in operation have amortized their investments; and

  it may lead to the privatization of state-owned utilities' power plants.

Thus, until the new sector model is in place, it is necessary to give special treatment to existing concessions. In addition, we propose that all current concessions be extended when the new model becomes effective.

9 - REGULATORY RISK

a) Market Forecasts and Penalties for Disparities:

Macroeconomic factors outside the distributors' control affect the behavior of their electricity markets and cause substantial disparities in relation to existing load projections. In such situations of uncertainty, the most likely course of action is to manage the resulting risk and disregard predictions that certainly would not be fulfilled. Punishing distributors for market-forecast disparities is therefore counterproductive, since it submits them to risks against which they have no protection.

Due to their nature, therefore, such risks should be shared by society as a whole and not by the distributors alone.

In addition, public hearings and the proper functioning of the FEPE (governance, technical capacity and effective participation by the sector agents) should be sufficient in themselves to ensure the adoption of the best available market scenario for the expansion of the power system, since we believe that:

- the tendency to overestimate the market, due to the asymmetry of the penalties, will make energy more expensive;

- having FEPE indicate the final amount to be contracted by the distributors, due to the need to ensure a safety reserve, reduces possible supply risks, since a volume different from that envisaged by each company may be determined.

For these reasons, we consider it inappropriate to levy penalties on distributors whose market forecasts are out of step with reality. In addition, under the model proposed by the MME, these penalties would also be applied to monthly and even daily disparities, which would offer no incentive whatsoever for system expansion. Monthly load projections are important for the system's physical operation and not for its expansion. The short-term market is subject to even more substantial variations which are beyond the distributors' control, such as climate shifts or maintenance stoppages by a major client.

b) Default by Final Consumers:

Under the new model, the fundamental pillar for sustaining the expansion of energy supply is the signing of the Power Purchase Agreements between the generators and distributors, guaranteed by receivables. However, non-uniform judgements passed by the courts of law regarding penalties for default have weakened the collection mechanisms available to the distributors. At the same time, the continuous decline in the earnings of the Brazilian population in recent years has led to a big increase in default by final consumers, thus adversely affecting the distributors' financial position.

Given this situation, we propose the following measures to resolve, or at least minimize, the sector's current default problem:

  joint action by the companies and the MME before the courts so that they should be allowed to disconnect defaulting consumers:
  the inclusion of defaulters in an official bad-debtors list;
  the taking of legal action against defaulters;
  the linking of electricity bills to dwellings;
  the drawing up of an ANEEL Resolution to force customers with a history of default to put up guarantees;
  the revocation or modification of ANEEL Resolution 614/02 in order to readopt a 30-day disconnection time in case of past-due power bills, abolition of the compulsory repeat notice and reduction of the repeat-notice term from 15 to 7 days;
  the deduction of sums due to the distributors by the government (power purchases) from taxes due to the government;
  the replacement with more realistic rates of the assumed default rate of 0.5% (gradually falling to 0.2%) when calculating tariff adjustments.

c) Financial Guarantees

We suggest that the financial guarantee mechanism to be implemented by the new model be based on the following:

  preservation of the public interest;

  affordable (moderate) tariffs for final consumers;

  guarantees must possess market liquidity;

  the sharing of the consequences of default among the agents involved, according to their relative participation.

10- POOL PRICING MECHANISM FOR "OLD"CAPACITY

The model does not make clear what criteria will be used to establish the price paid to those generators who join the Pool, especially regarding the socalled "old" capacity, Le. capacity no longer committed to the initial supply contracts or their equivalents, capacity from already depreciated plants and plants which have received recent investments (e.g. repowering).

The revenue of those generators who join the Pool must be established in such a way as to permit:

  operation and maintenance of the current installations;

  coverage of the remaining business costs;

  sufficient capacity to effect investments in the concession;

  fair remuneration for shareholders.

Thus the aim of the Pool pricing methodology should be to arrive at a fair price which would not harm the generating assets of any company, nor jeopardize their cash flow and their capacity to make new investments, including in the paid concessions. Or rather, such a mechanism must take into account both the long-term financial equilibrium of the Pool members throughout the length of their concessions and the principle of tariff affordability.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2003

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.